THE CUTLER TRUST

September 20, 2012

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	The Cutler Trust (the “Trust”), on behalf of its series portfolio, the Cutler Income Fund
(the “Fund”)
File Nos.  811-07242; 033-52850
Response to Comments on Post-Effective Amendment No. 28 on Form N-1A

Ladies and Gentlemen:

We are electronically filing via EDGAR the Trust’s responses to oral comments recently provided by Mr. Edward Bartz of the staff of the Securities and Exchange Commission (the “Commission”) in connection with Post-Effective Amendment No. 28 to the Trust’s registration statement on Form N-1A, which was filed with the Commission on July 13, 2012.  Set forth below are the comments provided by the Commission staff and the Trust’s responses to each:

PROSPECTUS

1.	Comment: As this is a “New Fund” for the purposes of Item 3 of Form N-1A, delete the 5-year and 10-year period portions of the Example in the Risk/Return Summary per Instruction 6.b.

Response:  The 5-year and 10-year period portions of the Example in the Risk/Return Summary have been deleted.

2.	Comment: Provide an assurance that this Prospectus will only be used if the reorganization of the Elite Income Fund into the Cutler Income Fund is approved by shareholders of the Elite Income Fund.

Response: This Prospectus will only be used if the reorganization of the Elite Income Fund into the Fund is approved by shareholders of the Elite Income Fund.

3.
Comment:  As the Statement of Additional Information indicates that the Fund may invest up to 10% of its total assets in high yield bonds, consider stating in the section “Principal Investment Strategies” in the Risk/Return Summary that, when investing up to 10% its total assets in securities other than the Fund’s core holdings of investment grade debt securities, such other securities may include high yield bonds in addition to preferred stock and convertible securities.

Response:    Investing in high yield bonds is not expected to be a principal investment strategy of the Fund; therefore, disclosure to this effect has not been added to the “Principal Investment Strategies” section of the Risk/Return Summary.

4.
Comment:  In accordance with Item 4 of Form N-1A, reorganize the disclosures in the Risk/Return Summary and the section titled Additional Information About the Fund’s Investment Objective, Strategies and Risks so that the Risk/Return Summary summarizes the disclosures regarding the Fund’s principal investment strategies and principal risks and that such strategies and risks are fully disclosed in Additional Information About the Fund’s Investment Objective, Investment Strategies and Risks in response to Item 9.

Response:  The disclosures with respect to information provided in connection with Item 9 of Form N-1A have been revised to include the information provided in response to Item 4 of Form N-1A.

5.	Comment: The consent of the Trust’s independent registered public accounting firm must be filed as an exhibit to the registration statement.

Response:  The consent of BBD, LLP, the Trust’s independent registered public accounting firm, will be filed as an exhibit to Post-Effective Amendment No. 29 to the Trust’s registration statement, which will be filed pursuant to Rule 485b under the Securities Act of 1933 to become effective on September 26, 2012.

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We acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to such filings;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in such filings; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.  Please contact the undersigned at 513/587-3418 if you have any questions.

Sincerely,

/s/ Tina H. Bloom

Tina H. Bloom
Secretary

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